UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 000-30902

COMPUGEN LTD.

(Translation of registrant’s name into English)

26 Harokmim Street

Holon 5885849, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Compugen Ltd.

On May 18, 2026, Compugen Ltd. (the “Company”) issued a press release reporting the Company’s first quarter 2026 results (the “Press Release”), a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

With the exception of the quotes attributable to Eran Ophir, Ph.D., information contained in the Press Release is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-270985.

Exhibit Number	Description of Exhibit

99.1	Press Release dated May 18, 2026 – “Compugen Reports First Quarter 2026 Results”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: May 18, 2026	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel